                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                             Dot Hill Systems Corp.
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock ($.01 par value)
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    25848T109
                  --------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /  Rule 13d-1(b)

         / /  Rule 13d-1(c)

         /X/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                               Page 1 of 10 pages

CUSIP No.  25848T109

------------------------------------------------------------------------------
   1. Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
        Benjamin Monderer
------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)  X
           (b)
------------------------------------------------------------------------------
   3. SEC Use Only
------------------------------------------------------------------------------
   4. Citizenship or Place of Organization      United States
------------------------------------------------------------------------------
                    5.    Sole Voting Power
Number of Shares    ----------------------------------------------------------
Beneficially Owned  6.    Shared Voting Power        7,723,601      (1)
by Each Reporting   ----------------------------------------------------------
Person With:        7.    Sole Dispositive Power     4,816,264      (2)
                    ----------------------------------------------------------
                    8.    Shared Dispositive Power
------------------------------------------------------------------------------
   9. Aggregate Amount Beneficially Owned by Each Reporting Person  7,723,601 (1)

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

  11.  Percent of Class Represented by Amount in Row (9)        31.4%
------------------------------------------------------------------------------
  12.  Type of Reporting Person (See Instructions)        IN
------------------------------------------------------------------------------

(1) Includes 18,542 shares issuable to Carol Turchin upon exercise of options to purchase common stock within 60 days of December 31, 2000.

(2) Includes 2,476,753 shares owned by Dr. Monderer, 2,339,511 shares held by the Monderer 1999 GRAT u/a/d 1999 Trust, as to which Dr. Monderer is the trustee.

                               Page 2 of 10 pages

CUSIP No.  25848T109

------------------------------------------------------------------------------
   1. Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
        Mark A. Mays
------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)  X
           (b)
------------------------------------------------------------------------------
   3. SEC Use Only
------------------------------------------------------------------------------
   4. Citizenship or Place of Organization      United States
------------------------------------------------------------------------------
                    5.    Sole Voting Power
Number of Shares   -----------------------------------------------------------
Beneficially Owned  6.    Shared Voting Power             7,723,601     (1)
by Each Reporting  -----------------------------------------------------------
Person With:        7.    Sole Dispositive Power          2,751,653
                   -----------------------------------------------------------
                    8.    Shared Dispositive Power
------------------------------------------------------------------------------
   9.  Aggregate Amount Beneficially Owned by Each Reporting Person 7,723,601 (1)

  10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)

  11.  Percent of Class Represented by Amount in Row (9)        31.4%
------------------------------------------------------------------------------
  12.  Type of Reporting Person (See Instructions)        IN
------------------------------------------------------------------------------


                               Page 3 of 10 pages

CUSIP No.  25848T109

------------------------------------------------------------------------------
   1. Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
        Carol Turchin
------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)  X
           (b)
------------------------------------------------------------------------------
   3. SEC Use Only
------------------------------------------------------------------------------
   4. Citizenship or Place of Organization      United States
------------------------------------------------------------------------------
                    5.    Sole Voting Power
Number of Shares   -----------------------------------------------------------
Beneficially Owned  6.    Shared Voting Power             7,723,601    (1)
by Each Reporting  -----------------------------------------------------------
Person With:        7.    Sole Dispositive Power            155,684    (1)
                   -----------------------------------------------------------
                    8.    Shared Dispositive Power
------------------------------------------------------------------------------
   9.  Aggregate Amount Beneficially Owned by Each Reporting Person 7,723,601 (1)

  10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)

  11.  Percent of Class Represented by Amount in Row (9)        31.4%
------------------------------------------------------------------------------
  12.   Type of Reporting Person (See Instructions)       IN
------------------------------------------------------------------------------


                               Page 4 of 10 pages

Item 1.

     (a) Name of Issuer Dot Hill Systems Corp.

     (b) Address of Issuer's Principal Executive Offices    6305 El Caminio Real
                                                            Carlsbad, CA  92009

Item 2.

     (a) Name of Person Filing       Benjamin Monderer, Carol Turchin, Mark A.
                                     Mays

     (b) Address of Principal Business Office or, if none, Residence
                                     161 Avenue of the Americas, New York
                                     NY 10013

     (c) Citizenship Each reporting person is a citizen of the United States

     (d) Title of Class of Securities Common Stock ($.01 par value)

     (e)  CUSIP Number 25848T109

Item 3. If this statement is filed pursuant to Sections 240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  Not applicable.



                               Page 5 of 10 Pages

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:     7,723,601 shares (1)
                                        ---------
     (b) Percent of class: 31.4%
                           -----
     (c) Number of shares as to which the person has:

         (i) Sole power to vote or to direct the vote .

         (ii)  Shared power to vote or to direct the vote     7,723,601 (1)

         (iii) Sole power to dispose or to direct the disposition of

               Mark Mays                 2,751,653
               Benjamin Monderer         4,816,264
               Carol Turchin               155,684  (1)

         (iv)  Shared power to dispose or to direct the disposition of

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(l).

Item 5.  Ownership of Five Percent or Less of a Class

     Not applicable.

Instruction:  Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.

Item 8.  Identification and Classification of Members of the Group

     Not applicable.

Item 9.  Notice of Dissolution of Group

     Not applicable.

Item 10. Certification

     Not applicable.


                               Page 6 of 10 Pages

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                         2/14/01
                                            ----------------------------------
                                                          Date

                                                  /s/ Benjamin Monderer
                                            ----------------------------------
                                                        Signature

                                                     Benjamin Monderer
                                            ----------------------------------
                                                        Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)



                               Page 7 of 10 Pages

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                         2/14/01
                                            ----------------------------------
                                                          Date

                                                   /s/ Mark A. Mays
                                            ----------------------------------
                                                        Signature

                                                       Mark A. Mays
                                            ----------------------------------
                                                        Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)



                             Page 8 of 10 pages

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        2/14/01
                                            ----------------------------------
                                                          Date

                                                   /s/ Carol Turchin
                                            ----------------------------------
                                                        Signature

                                                     Carol Turchin
                                            ----------------------------------
                                                       Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)



                               Page 9 of 10 pages

                                                                       Exhibit I
                                                              Response to Item 8

                          Amount and Nature of               Percent of
Name                      Beneficial Ownership           Outstanding shares
                          --------------------           ------------------
Benjamin Monderer (1)(2)          7,723,601                        31.4%
Carol Turchin (1)(2)              7,723,601                        31.4%
Mark A. Mays (1)(3)               7,723,601                        31.4%

---------------

(1) Includes 18,542 shares issuable to Carol Turchin upon exercise of options to purchase common stock within 60 days of December 31, 2000.

(2) Beneficial ownership includes 2,476,753 shares owned by Dr. Monderer, 2,339,511 shares held by the Monderer 1999 GRAT u/a/d 1999 Trust, as to which Dr. Monderer is the trustee, 137,142 shares held by Ms. Turchin and 2,751,653 shares held by Mr. Mays, all of which shares are subject to the voting agreement described below, as to which shares such individual disclaims beneficial ownership.

(3) Beneficial ownership includes 4,953,406 shares owned by Dr. Monderer, the Monderer 1999 GRAT and Ms. Turchin, all of which are subject to the voting agreement described below, as to which shares Mr. Mays disclaims beneficial ownership.


     On July 31, 1997, Dr. Monderer, Ms. Turchin and Mr. Mays entered into a voting agreement with respect to the shares which each owns, effective with the consummation of the initial public offering of Box Hill Systems Corp. Common Stock. Pursuant to the agreement, such shareholders have agreed to vote their respective shares for the election of each thereof as a Director of the Company and will vote their shares in accordance with the determination of the holders of a majority of their shares as to any proposal to merge, consolidate, liquidate or sell substantially all of the assets of the Company. The agreement, which is to terminate December 31, 2009, or upon deaths of Dr. Monderer and Ms. Turchin, prohibits the transfer of their shares other than (i) to a member of the transferor's family who agrees to be bound by the agreement, (ii) pursuant to a sale exempt from registration pursuant to Rule 144 under the Securities Act or (iii) in a merger, consolidation or sale of substantially all the assets of the Company.


                               Page 10 of 10 pages